Exhibit 99.2

ORLA MINING LTD.

(the “Company”)

REPORT ON VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations)

The following is the Report on Voting Results for the Annual General and Special Meeting of Shareholders of the Company held on Thursday, June 20, 2024 (the “Meeting”). All matters placed before the shareholders for consideration at the Meeting were approved.

MATTER VOTED UPON	VOTING RESULTS		OUTCOME OF VOTE

1. Election of Directors:	FOR	AGAINST
Charles Jeannes	224,153,774 (98.32%)	3,827,313 (1.68%)	Carried
Jason Simpson	227,913,401 (99.97%)	67,686 (0.03%)	Carried
Jean Robitaille	212,682,458 (93.29%)	15,298,628 (6.71%)	Carried
Tim Haldane	227,911,838 (99.97%)	69,249 (0.03%)	Carried
David Stephens	224,464,089 (98.46%)	3,516,998 (1.54%)	Carried
Elizabeth McGregor	225,753,369 (99.02%)	2,227,718 (0.98%)	Carried
Tamara Brown	225,736,337 (99.02%)	2,244,750 (0.98%)	Carried
Ana Sofía Ríos	226,985,587 (99.56%)	995,500 (0.44%)	Carried
Rob Krcmarov	227,889,738 (99.96%)	91,349 (0.04%)	Carried
Scott Langley	227,640,564 (99.85%)	340,523 (0.15%)	Carried

	FOR	WITHHELD
2. Appointment of Auditors: Appointment of Ernst & Young LLP as Auditors of the Company for the ensuing year and authorizing the Board of Directors to fix their remuneration.	236,452,084 (99.98%)	45,104 (0.02%)	Carried

	FOR	AGAINST
3. Say-on-Pay: A non-binding advisory resolution accepting the Company’s approach to executive compensation.	225,293,363 (98.82%)	2,687,724 (1.18%)	Carried

	FOR	AGAINST
4. Approval of Unallocated Stock Options: Approval of unallocated stock options under the Company’s Stock Option Plan.	211,800,201 (92.90%)	16,180,838 (7.10%)	Carried